SUBMISSION VIA EDGAR

October 24, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: Responses to the Securities and Exchange Commission

 Staff Comments dated October 20, 2022, regarding

 KWESST Micro Systems Inc.

 Amendment No. 2 to Registration Statement on Form F-1

 Filed October 5, 2022

 File No. 333-266897

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the October 20, 2022, letter regarding the above-referenced Amendment No.2 to the Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") filed on October 5, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (the "Form F-1/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1/A.

October 24, 2022

Our responses are as follows:

Amendment No. 2 to Registration Statement on Form F-1 filed October 5, 2022

Dilution, page 97

Staff Comment No. 1.

Please revise to state the historical net tangible book value as of June 30, 2022.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 97 to state the historical net tangible book value as of June 30, 2022.

General

Staff Comment No. 2.

Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-Fand Instruction 2 thereto.

Company's Response:

In response to the Staff's comment, we have filed the Representation pursuant to Item 8.A.4 of Form 20-F as Exhibit 99.1 to the Form F-1/A.

*****

October 24, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely,

KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault
Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP